                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                PENTON MEDIA, INC
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   709668 10 7
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                                 (CUSIP Number)

                                   Peni Garber
                          ABRY Mezzanine Partners, L.P.
                             c/o ABRY Partners, LLC
                        111 Huntington Avenue, 30th Floor
                                Boston, MA 02199
                            Telephone: (617) 859-2959
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                    COPY TO:
                              Joshua N. Korff, Esq.
                              Kirkland & Ellis LLP
                                Citigroup Center
                              153 East 53rd Street
                               New York, NY 10022
                                  212-446-4800


                                  July 11, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709668 10 7
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      ABRY Mezzanine Partners, L.P.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B)   [X]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions) WC
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------

Number of                   7.    Sole Voting Power                  None
Shares Bene-
ficially                    8.    Shared Voting Power                4,902,181
Owned by Each
Reporting                   9.    Sole Dispositive Power             None
Person With
                           10.    Shared Dispositive Power           4,902,181

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person 4,902,181
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 13.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) PN

CUSIP No. 709668 10 7
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      ABRY Mezzanine Investors, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not Applicable.
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

Number of                  7.    Sole Voting Power                  None
Shares Bene-
ficially                   8.    Shared Voting Power                4,902,181
Owned by Each
Reporting                  9.    Sole Dispositive Power             None
Person With
                          10.    Shared Dispositive Power           4,902,181

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person 4,902,181
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 13.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) PN

CUSIP No. 709668 10 7
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      ABRY Mezzanine Holdings, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not Applicable.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------


Number of                 7.    Sole Voting Power                   None
Shares Bene-
ficially                  8.    Shared Voting Power                 4,902,181
Owned by Each
Reporting                 9.    Sole Dispositive Power              None
Person With
                         10.    Shared Dispositive Power            4,902,181

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 4,902,181
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 13.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) OO

CUSIP No. 709668 10 7
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Royce Yudkoff
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)

      (B) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not Applicable.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization United States
--------------------------------------------------------------------------------

Number of             7.    Sole Voting Power                   None
Shares Bene-
ficially              8.    Shared Voting Power                 4,902,181
Owned by Each
Reporting             9.    Sole Dispositive Power              None
Person With
                     10.    Shared Dispositive Power            4,902,181

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person 4,902,181
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 13.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) IN


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

      This Amendment No. 1 to Schedule 13D (this "STATEMENT") relates to the common stock, par value $.01 per share (the "COMMON STOCK"), of Penton Media, Inc. (the "ISSUER"). This Statement supplementally amends the initial statement on Schedule 13D, filed on March 19, 2002 (the "INITIAL STATEMENT"), by ABRY Mezzanine Partners, L.P., a Delaware limited partnership, ABRY Mezzanine Investors, L.P., a Delaware limited partnership, ABRY Mezzanine Holdings, LLC, a Delaware limited liability company and Royce Yudkoff, an individual resident of the state of Massachusetts (collectively, the "REPORTING PERSONS").

      In September 2004, the Reporting Persons exchanged, on a share-for-share basis, all of the Series B Convertible Preferred Stock of the Issuer held by them for Series C Convertible Preferred Stock of the Issuer (the "SERIES C PREFERRED STOCK"). This Amendment No. 1 is being filed to report that the Reporting Persons have entered into an agreement with the Issuer with respect to the allocation of any transaction consideration between all of the holders (the "SERIES C PREFERRED HOLDERS") of the Series C Preferred Stock (including the Reporting Persons) and the holders of Common Stock, in order to resolve any allocation issues in advance of any potential sale of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

      On July 11, 2006, the Issuer entered into an Agreement (the "Agreement") with the Series C Preferred Holders, including the Reporting Persons, relating to the allocation of transaction consideration between Series C Preferred Holders and the holders of the Common Stock (the "COMMON STOCK HOLDERS"), in the event of a sale of the Issuer.

      The Agreement sets forth the agreement of the Series C Preferred Holders to an allocation of net proceeds available for distribution to the Series C Preferred Holders and the Common Stock Holders in the event of a sale of the Issuer in which the net cash proceeds available for distribution to the Series C Preferred Holders and the Common Stock Holders equals or exceeds $105 million, notwithstanding that the terms of the Series C Preferred Stock may otherwise entitle the Series C Preferred Holders to a greater portion of such proceeds.

      The Agreement provides for the allocation to the Common Stock Holders of 12.75% of the first $135 million of net proceeds (with a minimum allocation to the Common Stock of at least $14 million), 15% of any additional net proceeds up to $145 million, 25% of any additional net proceeds up to $185 million and 20% of any additional net proceeds over $185 million.

      In the Agreement, the Series C Preferred Holders have further agreed to vote in favor of, and to provide certain other consents and waivers (all such obligations together, the "Consents") to facilitate, a sale transaction entered into by the Issuer that yields aggregate net cash proceeds to the Common Stock Holders and Series C Preferred Stock equal to or greater than $105 million. The Agreement does not obligate the Series C Preferred Holders to provide the Consents if a sale transaction entered into by the Issuer yields aggregate net cash proceeds to the Common Stock Holders and Series C Preferred Holders of less than $105 million. The Agreement provides that it may be terminated by the Series C Preferred Holders or by the Issuer if an agreement for a sale of the Issuer has not been signed on or before February 1, 2007.

      Except for the agreements described in response to this Item 6 or in response to Items 3 and 4 of the Initial Statement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or

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

otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. The Reporting Persons disclaim membership in any group, including any group with any holders of Series C Preferred Stock other than the Reporting Persons.

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



                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated as of August 1, 2006

                               ABRY MEZZANINE PARTNERS, L.P.
                               ABRY MEZZANINE INVESTORS, L.P.
                               ABRY MEZZANINE HOLDINGS, LLC
                               ROYCE YUDKOFF

                                 /s/ Peni Garber
                               ----------------------------------------
                               By:  Peni Garber
                               Title: Attorney-in-fact for each of the Reporting Persons



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